UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 27, 2023

(Date of Report (Date of earliest event reported))

PROVEN Group, Inc.

(f/k/a Life Spectacular, Inc.)

(Exact name of issuer as specified in its charter)

Delaware	82-3571886
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

7901 4th St. N STE 4916 92008 St. Petersburg, FL	33702
(Address of principal executive offices)	(ZIP Code)

(415) 439-3421
(Issuer’s telephone number, including area code)

Units

Series A Preferred Stock

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On April 27, 2023, Life Spectacular, Inc. (the “Company”) filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation to change the Company’s name from Life Spectacular, Inc. to PROVEN Group, Inc. A copy of the Certificate of Amendment is filed as exhibit 2.3 to this Current Report on Form 1-U.

1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVEN Group, Inc.

By:	/s/ Mingshu Zhao
Name:	Mingshu Zhao
Title:	Chief Executive Officer

Date: May 4, 2023

2

Exhibit Index

Exhibit No.	Description

2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation

3